Resin Systems’ Motion for Injunction Set for November 14, 2008

Calgary, Alberta, November 4, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite material products for infrastructure markets, announced today that the Ontario Superior Court of Justice has set the hearing of the proceedings, previously reported, by RS against Motor City Community Credit Union (“MCCCU”) on November 14, 2008 to allow for cross-examinations relating to RS’s injunction motion.

During this time, MCCCU is not allowed to take steps against RS’s utility pole manufacturing equipment.  RS will continue to ship orders from inventory using modules that had been produced prior to the expiration of the agreement RS had with the interim receiver. While RS continues to have access to the manufacturing plant for general purposes, RS is not permitted to continue with utility pole production during this period

RS will continue to update the market as material developments occur.

About RS

RS is a technology innovator that develops advanced composite material products for infrastructure markets. These advanced material products are not only structurally superior to products made with traditional building blocks of wood, steel or concrete, they are also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two initial products, and continues to identify a growing list of additional innovative products.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Dimitrios (Jim) Leonidas, Chief Financial Officer

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email:  info@grouprsi.com